Exhibit 4.3
FIRST AMENDMENT
TO
AMENDED AND RESTATED
RIGHTS AGREEMENT
          THIS FIRST AMENDMENT (this “Amendment”) is made as of December 13, 2006 between Bioscrip, Inc. (f/k/a/ MIM Corporation), a Delaware corporation (the “Company”), and American Stock Transfer & Trust Company, a New York corporation (the “Rights Agent”). This Amendment amends the Amended and Restated Rights Agreement, dated as of December 3, 2002, between the Company and the Rights Agent (the “Rights Agreement”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Rights Agreement.
          WHEREAS, the Rights Agreement provides for the occurrence of certain events on the Distribution Date if a Person becomes the Beneficial Owner of 15% or more of the shares of Company Common Stock then outstanding;
          WHEREAS, on December 8, 2006, Heartland Advisors, Inc. (“Heartland”) filed an amended Schedule 13G with the Securities and Exchange Commission announcing that Heartland had become the beneficial owner of 18.5% of the outstanding shares of Company Common Stock; and
          WHEREAS, the Company desires to amend the Rights Agreement in accordance with Section 26 thereof to allow for such acquisition by Heartland without Heartland being deemed an Acquiring Person under the Rights Agreement.
          NOW, THEREFORE, in consideration of the premises and the mutual agreements set forth herein, the parties hereby agree to amend the Rights Agreement as follows:
          1.      Amendment of Section 1, definition of “Acquiring Person”. The definition of “Acquiring Person” in Section 1 of the Rights Agreement is amended to read as follows:
““Acquiring Person” shall mean any Person (other than the Company, any Subsidiary of the Company, any employee benefit plan maintained by the Company or any of its Subsidiaries or any trustee or fiduciary with respect to such a plan acting in such capacity) who or which, alone or together with all Affiliates and Associates of such Person, is the Beneficial Owner of 15% or more of the shares of Company Common Stock then outstanding; provided, however, that Heartland Advisors, Inc. (“Heartland”) shall not be deemed to be an Acquiring Person unless it is, alone or together with its Affiliates and Associates, the Beneficial Owner of 20% or more of the shares of Company Common Stock then outstanding. Notwithstanding the foregoing, (i) no Person shall become an “Acquiring Person” as a result of an acquisition of Company Common Stock by the Company which, by reducing the number of shares of the Company Common Stock outstanding, increases the proportionate number of shares Beneficially Owned by such

Person to 15% or more (or 20% or more in the case of Heartland) of the Company Common Stock then outstanding; provided, however, that if a Person shall become the Beneficial Owner of 15% or more (or 20% or more in the case of Heartland) of the Company Common Stock by reason of share purchases by the Company and shall, after such share purchases by the Company, become the Beneficial Owner of any additional Company Common Stock other than as a direct or indirect result of any corporate action taken by the Company, then such Person shall be deemed to be an “Acquiring Person”; and (ii) if a majority of the Board determines in good faith that a Person who would otherwise be an “Acquiring Person,” as defined pursuant to the first sentence of this definition, has become such inadvertently (including, without limitation, because (a) such Person was unaware that it Beneficially Owned 15% or more of the Company Common Stock or (b) such Person was aware of the extent of such Beneficial Ownership but such Person acquired Beneficial Ownership of such shares of Company Common Stock without the intention to change or influence the control of the Company and without actual knowledge of the consequences of such Beneficial Ownership under this Agreement), and such Person divests itself as promptly as practicable of a sufficient number of shares of Company Common Stock so that such Person would no longer be an “Acquiring Person,” as defined pursuant to the first sentence of this definition, then such Person shall not be deemed to be, or have been, an “Acquiring Person” for any purposes of this Agreement, and no Stock Acquisition Date shall be deemed to have occurred. All questions as to whether a Person who would otherwise be an Acquiring Person has become such inadvertently shall be determined in good faith by the Board, which determination shall be conclusive for all purposes.”
          2.      Effectiveness. This Amendment shall be deemed effective as of the date first written above. Except as expressly amended hereby, all of the terms and provisions of the Rights Agreement are and shall remain in full force and effect and shall be otherwise unaffected by this Amendment.
          3.      Severability. If any term, provision, covenant or restriction of this Amendment is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Amendment shall remain in full force and effect and shall in no way be affected, impaired or invalidated.
          4.      Governing Law. This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State.
          5.      Counterparts. This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument

          6.      Descriptive Headings. Descriptive headings of the several Sections of this Amendment are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.
* * *

          IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the date first above written.

BIOSCRIP, INC.
By
	Name:	Barry A. Posner
	Title:	Executive Vice President, Secretary and General Counsel

AMERICAN STOCK TRANSFER & TRUST COMPANY
By
Name:
Title:

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